18 December, 2007

Mr. H. Roger Schwall,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010

Re:	Eni SpA Form 20-F for the Fiscal Year ended December 31, 2006 Filed June 20, 2007 File No. 1-14090

Dear Mr. Schwall,

        Thank you for your facsimile dated December 4, 2007 setting forth comments of the Staff of the Commission (the “Staff”) relating to Eni response letter dated October 22, 2007, on the annual report on Form 20-F for the year ended December 31, 2006 filed June 20, 2007 (the “2006 Form 20-F”) of Eni S.p.A (“Eni”) (File No. 1-14090).

        To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold italicized text, and have provided our response immediately following the comment.

General

1.

We note that you proposed various disclosure revisions in your October 22, 2007 response letter; and understand that you would prefer to limit compliance with our prior comments to future filings. Unfortunately, given the nature and extent of the revisions discussed, as well as the additional issues identified in this letter, an amendment appears to be necessary. This should reflect all proposed changes.

    Response:

        The proposed revisions are largely confined to additional and more detailed information in certain areas, particularly with respect to Kashagan, but do not affect the financial position or results of operations of Eni and do not correct any material misstatements in the original filing. Eni believes that an amendment to the prior filing may lead investors to attribute undue significance to that additional disclosure and may raise questions as to the reason for the amendment outweighing any benefits arising from amending the 2006 Form 20-F. Consequently Eni continues to believe that filing an amended Form 20-F would not be appropriate, particularly when we believe there are other acceptable solutions to communicating those disclosures in a timely manner and in light of impending developments.

        Eni expects that significant developments in the arrangements with the Kazakhi authorities relating to Kashagan may occur before the end of 2007. Eni proposes to prepare and file in January 2008 a Form 6-K filing (the “January Form 6-K”) that would include (i) discussion of developments at Kashagan, and (ii) the additional disclosure with respect to Kashagan requested by the Staff in its comment letters of October 22 and December 4, 2007. We note that this disclosure would be as timely as if we were to undertake an amendment to our 2006 Form 20-F.

        With respect to the revised disclosure other than Kashagan, Eni would undertake to include the disclosure in both the Italian and the English version of Eni’s annual report published in accordance with Italian law which would be available to investors in mid March 2008. Additionally, we plan to file our 2007 Form 20-F by no later than mid-May 2008, i.e., a month earlier in the year than was done in the past.

        We are grateful for the Staff’s consideration of the proposal described above.

Operating and Financial Review and Prospects, page 76

2.

We note your response to prior comment 1, indicating that you will disclose information about expenditures capitalized for the Kashagan oilfield project. We understand that as of December 31, 2006 these costs totaled $1.9 billion, and that you have funded the project according to your 18.52% participating interest. Please disclose these details, as well as those concerning the mechanisms by which you may recover your costs under the production sharing agreement governing this particular investment, including any cost overruns you may incur, as discussed in the last two paragraphs of your reply.

    Response:

        In response to the Staff’s comment, we will include the additional disclosure in our January Form 6-K, and, updated as may be necessary, in our future filings.

Engineering comments

3.	We have reviewed your response to prior comment 10. However, we continue to believe that the Kashagan field is of major significance to you for the following reasons:

  Disclosure on your website that it is the most important discovery in the world in the past thirty years;

  Eni is the single operator of the field with a working interest of 18.52%;

  It requires capital investment of $ 19 billion (100%) of which $3.5 billion is net to Eni for just the first phase of the development to reach a production rate of 300,000 barrels per day;

  The full-field development will require many times the initial investment of $19 billion to reach a peak rate of production of 1.5 million barrels of oil per day;

  A Wall Street Journal Europe article of February 23, 2007 which stated that you said it was Eni’s most important exploration project with proven reserves of more than 13 billion barrels;

  The fact that this one field alone represents almost 10% of all the net reserves of Eni who in 2007 had net proved reserves of 6.3 billion barrels of oil equivalent.

        Please revise your filing to include all the information required by Item 4D of Form 20-F for this field of major significance to you and for the other fields you cite in your response that appear to be at least principle fields. Please see instruction to Item 4D for reference.

    Response:

        In response to the Staff’s comment, we propose to expand our discussion of Kashagan operations in our future filings by disclosing year-end amounts of proved reserves and movements for the year. In our January Form 6-K we propose to include the following language updated as may be necessary:

        “.....

        At 2006 year end proved reserves of the Kashagan field amounted to 596 Mboe. This amount was revised upwardly in 2006 by 107 Mboe due to an extension of the proved area and project cost revision, offset in part by the year-end price variation.”

        In addition, in the Italian and English version of our 2007 Italian annual report published in accordance with Italian law and in our 2007 Form 20-F we will disclose year-end proved reserve data on an individual basis with respect to, in addition to Kashagan, other fields of a magnitude comparable to that of Kashagan.

4.

We have reviewed your response to prior comment 11. We believe the value of the gas reserves should be based on the arms-length price that you negotiate and receive from the LNG plant owners based on the local supply and demand for that gas. Please supplementally tell us the gas price you receive from the LNG plant owners and how it is derived.

    Response:

        We have material LNG operations in Nigeria and Australia. In each of those countries, several gas producers including Eni have agreed to dispose of the gas for export and, to this end, have set up joint entities to build and operate an LNG plant. Those producers are committed to supplying the gas they produce to the LNG plant based on a set of common terms and conditions. The price of the gas sold by each individual upstream company to the LNG plant consortium is based on “netback” principles: the LNG plant’s sale price to the final buyer is reduced to take into account investment and processing/transportation costs borne by the LNG plant owners. The LNG plant’s sale prices to the final buyers reflect the supply and demand for that gas in the buyer’s local market. Based on these arrangements, our gas reserves committed to LNG plants are valued on the basis of prices that reflect the arms-length prices agreed with the final buyers in long-term supply agreements that cover the total amount of our booked reserves.

        There is no single price payable to us under the arrangements with the LNG plant owners but variable prices calculated through complex formulas that reflect the principles summarized above.

5.

We have reviewed your response to prior comment 14. Ru1e 4- 10(a) of Regulation S-X does not directly address political risk but it does require that you are reasonably certain the reserves will be produced. Tell us what considerations you have given to the recent rulings of the Kazakhstan government and their impact upon it being “reasonably certain” you will be able to recover the reserves you have attributed to the Kashagan field.

    Response:

        We assume that your mention of “recent rulings of the Kazakhstan government” refers to the enactment of amendments to the law of the Republic of Kazakhstan on “Subsurface and Subsurface Use,” effective as of November 3, 2007 (the “Amendment”).  The enactment of the Amendment does not impact our assessment that the reserves of Kashagan field are “reasonably certain” to be produced as required by Rule 4-10(a) of Regulation S-X.  Our view is based on the fact that the provisions of the Amendment are not applicable to Eni.  In particular, the Government of Kazakhstan has not identified Kashagan field as being of “strategic importance,” a necessary prerequisite for the application of the substantive provisions of the Amendment, nor has the Government served any notice contemplated by the Amendment to commence application of its substantive provisions.

6.

We have reviewed your response to prior comment 15. It appears to us that the fact that you will require a material amount of development expenditures in addition to the $19 billion required to achieve 300,000 barrels a day to achieve a full-field rate of 1,500,000 barrels per day represents a known trend and uncertainty you should address under Item 5.D. of the Form 20-F even if you do not disclose the current negotiations with the Kazakh Authorities.

    Response:

        In response to the Staff’s comment, we plan to expand our discussion of Kashagan operations in our January Form 6-K and in our future filings to disclose the fact that the full field development of Kashagan will require a material amount of expenditures in addition to the $19 billion expenditures needed to achieve a production rate of 300,000 barrels a day.

**

        We are available to discuss the foregoing with you at your convenience.

        We acknowledge that Eni is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Eni’s Form 20-F, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions relating to this letter, please feel free to call the undersigned at +39-06-5982-1000 or Richard Morrissey or Oderisio de Vito Piscicelli at Sullivan & Cromwell LLP at +44-207-959-8900.

Very truly yours, /s/ MARCO MANGIAGALLI
Marco Mangiagalli Chief Financial Officer Eni S.p.A.

cc:	Lily Dang
Jenifer Gallagher
Division of Corporation Finance
Securities and Exchange Commission

James Murphy
Petroleum Engineer
Division of Corporation Finance
Securities and Exchange Commission

Richard C. Morrissey
Oderisio de Vito Piscicelli
(Sullivan & Cromwell LLP)